NEWS RELEASE

Endeavour Acquires Remaining 49% Interest In Guanacevi Mines Project, Durango, Mexico;

Two New Management Appointments -Vice President, Exploration and Chief Geologist

May 24, 2007 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) announces that its wholly owned subsidiary company, Minera Plata Adelante SA de CV (“MPA”), has entered into an agreement to acquire the remaining 49% of the shares of Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), which will result in Endeavour owning a 100% interest in the Guanacevi Mines properties located in Durango, Mexico. Endeavour will issue 1.35 million common shares to purchase the remaining 49% of MSCG.

Endeavour (through MPA) purchased its initial 51% interest in MSCG for US$1.7 million in 2005 and holds an option to purchase the remaining 49% interest in MSCG for US$1.3 million plus 49% of any pre-tax profits to January 2008. The share payment therefore represents the US$1.3 million owing plus an allocation for past and future profits.

Endeavour management elected to accelerate the Guanacevi Mines property buy-out in order to streamline the mining operations and facilitate additional capital investments for the mine development program. Specifically, Endeavour is evaluating the development of two new mines, Alex Breccia and Santa Cruz, on the Guanacevi Mines properties and the early buy-out gives the Company the required flexibility to make the capital investments in the last half of 2007.

The Endeavour shares issuance is subject to board, regulatory and exchange approvals and will be restricted from trading for the standard four month hold period.

Endeavour Silver Corp. is also pleased to announce two new appointments to its senior management team. Mr. Barry Devlin, M.Sc., P.Geo. joins the Company as the new Vice President, Exploration and Dr. Michael Rasmussen, Ph.D. moves from VP Exploration to become Chief Geologist for Endeavour and also Canarc Resource Corp. and Aztec Metals Corp.

Mr. Devlin brings to Endeavour over 26 years experience in mine exploration, most recently as Manager, Generative Exploration for Hecla Mining Company, where his focus was on evaluating silver exploration and mining projects for acquisition. Barry earned his B.Sc. Geology (Honours) degree in 1981 and was awarded a M.Sc. Geology degree in 1987, both from the University of British Columbia.

From 1981 to 1990, he worked as a project geologist in exploration and mining for US Borax, DMB&W and junior exploration companies before taking the position of mine geologist for Total Erickson in northern BC. From 1990 to 2007, Barry worked for Hecla, initially as mine geologist, Chief Geologist and District Geologist at the Republic gold mine in Washington, then as an evaluations and exploration manager for precious metal projects throughout the Americas.

Mr. Devlin is a Member of the Association of Professional Geoscientists of British Columbia, a Member of the Society of Economic Geologists, and a Fellow of the Geological Association of Canada. He has published geological and geochemical papers on silver and gold deposits in Canada and the USA.

Dr. Rasmussen has acted as Endeavour’s VP Exploration since February 2005 and brought to the Company an extensive background in ore deposit geology. Mike earned his PhD Geology degree from the University of Washington in 1993 and worked with both major companies (Echo Bay and Kinross) and junior companies (Wayside Gold) before joining Endeavour.

Bradford Cooke, Chairman and CEO, commented, “On behalf of the Board, I would like to welcome Barry Devlin as the newest member of our Endeavour management team. Endeavour’s business model relies partly on exploration growth through the discovery of new silver resources within established silver districts. Barry’s exploration skills and extensive experience can only enhance our exploration efforts and future success in Mexico.”

“I would also like to thank Mike Rasmussen for helping steward Endeavour’s exploration growth over the past two years. We have enjoyed great exploration success at Guanacevi thanks to Mike and the Endeavour exploration team. Mike will now apply his extensive exploration and ore deposits knowledge to Endeavour projects as an internal resource for our exploration team.”

Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Expansion programs are now underway at the high grade Guanacevi Mines Project in the state of Durango and the Bolanitos Mines Project in the state of Guanajuato. In addition, Endeavour is actively exploring projects in Chihuahua and Michoacan states. The Company's acquisition and expansion programs should enable Endeavour Silver to join the ranks of the top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.